AMERICAN Bonanza GOLD CORP. TSX:BZA

September 1, 2013

British Columbia Securities Commission
PO Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, BC V7Y 1L2

Alberta Securities Commission
400 – 300 Fifth Avenue SW
Calgary, AB T2P 3C4

Ontario Securities Commission
1903 – 20 Queen Street West
Toronto, ON M5H 3S8

Dear Sirs:

Re: Change of Auditor Notice – National Instrument 51-102

The Auditors of American Bonanza Gold Corp. (the "Company") have been the firm of KPMG LLP, of Vancouver, British Columbia.

At the request of the Company, KPMG LLP, resigned as Auditors of the Company effective August 31, 2013 and Smythe Ratcliffe LLP, Chartered Accountants, of Vancouver, British Columbia, have been appointed by the Directors of the Company as successor Auditors of the Company commencing September 1, 2013.

The resignation of KPMG LLP as Auditors of the Company and the appointment of Smythe Ratcliffe LLP as the successor Auditors of the Company have been considered and approved by both the Company's Audit Committee and its Board of Directors.

There have been no reservations in any of the Auditors' Report on the Company's financial statements for the fiscal year ended December 31, 2012 or for any period subsequent to the last completed fiscal year for which an audit report was issued and there have been no reportable events.

Dated at Vancouver, British Columbia, this 1st day of September 2013.

By Order of the Board of Directors

"Brian Kirwin"

Brian Kirwin
President & CEO

KPMG LLP	Telephone (604) 691-3000
Chartered Accountants	Fax (604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet www.kpmg.ca
Vancouver BC V7Y 1K3
Canada

British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission
Toronto Stock Exchange

Re:	American Bonanza Gold Corp.
Notice Pursuant to NI 51-102 - Change of Auditor

We have read the Notice of Change of Auditor of American Bonanza Gold Corp. dated September 1, 2013 and we agree with the statements contained in such Notice.

Yours very truly

Chartered Accountants

September 5, 2013
Vancouver, Canada

KPMG LLP isa Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
(“KPMG International”), a Swissentity ..
KPMG Canada provides services to KPMG LLP.

September 4, 2013

British Columbia Securities Commission	Toronto Stock Exchange
PO Box 10142, Pacific Centre	PO Box 11633
701 West Georgia Street	2700 – 650 West Georgia Street
Vancouver, BC V7Y 1L2	Vancouver, BC V6B 4N9

Alberta Securities Commission	Ontario Securities Commission
600 – 250 Fifth Street SW	1903 – 20 Queen Street West
Calgary, AB T2P 0R4	Toronto, ON M5H 3S8

Dear Sirs:

Re:	American Bonanza Gold Corp. (the “Company”)
Change of Auditor

We are writing in accordance with Section 4.11(5)(a) of National Instrument 51-102 Continuous Disclosure Obligations (“NI 51-102”). We wish to confirm that we have read the Notice of Change of Auditor of the Company dated September 1, 2013 and that based on our current knowledge we are in agreement with the information contained in such Notice.

Yours very truly,

Chartered Accountants